FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



02038284

For the month of June 2002

Luxfer Holdings PLC

The Victoria, Harbour City, Salford Quays,
Manchester M5 2SP

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F...X.................. Form 40 F.....................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............................ No.......X.......................

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

Exhibit Index

1. Luxfer Holdings PLC Form 288b filing with Companies House indicating resignation of Mr. Norman Loch Murray as a director.

Exhibit 1


SECRETARIAT

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP029

Company Number 3690830

Company Name in full LUXFER HOLDINGS PLC

	Day	Month	Year
Date of termination of appointment	3 0	0 5	2 0 0 2

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME Please insert details as previously notified to Companies House.

*Style / Title: MR. *Honours etc:

Forename(s): NORMAN LOCH

Surname: MURRAY

	Day	Month	Year
†Date of Birth	1 7	0 3	1 9 4 8

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11 JUNE 2002

(** serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LINDA FRANCES SEDDON, LUXFER HOLDINGS PLC, THE VICTORIA, HARBOUR CITY, SALFORD QUAYS, MANCHESTER, M5 2SP

Tel 0161 911 8840

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales *or*
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

By: 

Name: Linda F. Seddon
Title: Company Secretary

Dated: June 11, 2002